SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 1-6695

Jo-Ann Stores, Inc.
(Exact name of registrant as specified in its charter)

5555 Darrow Road
Hudson, Ohio 44236
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Shares, without par value
Class B Common Shares, without par value
(Title of each class of securities covered by this Form)

Common Shares, without par value
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]

Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]

Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]

Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]

		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: none

Pursuant to the requirements of the Securities Exchange Act of 1934, Jo-Ann Stores, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 7, 2003	By: /s/ Valerie Gentile Sachs Name: Valerie Gentile Sachs Title: Executive Vice President, General Counsel and Secretary